UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            FAMILY GOLF CENTERS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30701A106
                                   -----------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 1996
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 30701A106                                            Page 2 of 9 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          500,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           500,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    500,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             4.31%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages


Item 1.   Security and Issuer.

          This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value (the "Shares"), of Family Golf Centers, Inc. (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated December 20, 1995 (the "Initial Statement") filed by the Reporting Person (as defined herein). The address of the principal executive office of the Issuer is 225 Broadhollow Road, Melville, New York 11747. This Amendment No. 1 is being filed voluntarily by the Reporting Person to report that, due solely to an increase in the total number of outstanding Shares of the Issuer, as a result of a secondary offering of Shares by the Issuer, the Reporting Person no longer may be deemed the beneficial owner of more than 5% of the outstanding Shares. This Amendment No. 1 amends, restates, and replaces the Initial Statement as it is the first
Schedule 13D to be filed on EDGAR by the Reporting Person with respect to the Shares.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum
Partners"), which has granted investment discretion to SFM pursuant to an investment advisory contract.

          SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners. Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM's contract with Quantum Partners provides that SFM is responsible for designing and implementing Quantum Partners' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quantum Partners; and for allocating and reallocating the Quantum Partners' assets among the outside managers and itself.

          The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

          Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise voting and dispositive power with respect to such securities.

          During the past five years, none of the Reporting Person, Quantum Partners and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                               Page 4 of 9 Pages


Item 3.   Source and Amount of Funds or Other Consideration.

          Quantum Partners expended $7,500,000.00 of its working capital to purchase the Shares which are reported herein as being held for its account.

          The Shares held by Quantum Partners may be held through margin accounts maintained with brokers, which extend margin credit to Quantum Partners as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the Shares reported herein as having been acquired for the account of Quantum Partners were acquired for investment purposes. Neither the Reporting Person, nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 500,000 (approximately 4.31% of the total number of Shares outstanding after giving effect to the closing of the Issuer's secondary offering of 3,000,000 shares on July 9, 1996).

          (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including the 500,000 Shares held for the account of Quantum Partners.

          (c) There have been no transactions with respect to the Shares since the filing of the Initial Statement on December 20, 1995 by Quantum Partners or the Reporting Person.

          (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities, including the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

          (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares on July 9, 1996.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. From time to time, the Reporting Person and/or Quantum Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.   Material to be Filed as Exhibits.

          (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                                                               Page 5 of 9 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 19, 1996                        GEORGE SOROS

                                            By:    /S/ SEAN C. WARREN
                                                   --------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact

                                                               Page 6 of 9 Pages


                                     ANNEX A


          The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                              Walter Burlock
                              Stanley Druckenmiller
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Elizabeth Larson
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Filiberto H. Verticelli
                              Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                               Page 7 of 9 Pages



                                INDEX OF EXHIBITS


EXHIBIT                                                                    PAGE

    A       Power of Attorney dated April 16, 1996 granted by
            Mr. George Soros in favor of Mr. Sean Warren.                   9